SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Angiotech Pharmaceuticals (US), Inc.

(Issuer)

Angiotech Pharmaceuticals, Inc.

American Medical Instruments Holdings, Inc.

Angiotech America, Inc.

Angiotech BioCoatings Corp.

Angiotech International Holdings, Corp.

B.G. Sulzle, Inc.

Manan Medical Products, Inc.

Medical Device Technologies, Inc.

Quill Medical, Inc.

Surgical Specialties Corporation

(Guarantors)

1618 Station Street

Vancouver, BC, Canada, V6A 1B6

Attention: General Counsel

With a copy to:

Irell & Manella LLP

1800 Avenue of the Stars

Suite 900

Los Angeles, California    90067

Attention: Gregory B. Klein, Esq.

SECURITIES TO BE ISSUED UNDER THE INDENTURE

TO BE QUALIFIED

Title of Class	Amount

9% Senior Notes due 2016	Up to $225,000,000[1]

[1]

The actual aggregate principal amount of 9% Senior Notes Due 2016 to be issued under the New Notes Indenture (as defined below) may be less and depends upon the aggregate amount of Senior Floating Rate Notes due 2013 that are exchanged in the Exchange Offer described in Item 2. Additional notes may be issued under the Indenture from time to time after completion of the Exchange Offer, including through the Private Placement (both as defined below).

The Applicants (as defined below) hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon written request of the Applicants.

Approximate date of proposed exchange offer:

As soon as practicable after the date of this Application

Name and address of agent for service:

Jay Dent

1618 Station Street

Vancouver, BC, Canada, V6A 1B6

GENERAL

1. General Information.

Entity	Form of Organization	Jurisdiction

Angiotech Pharmaceuticals (US), Inc.	Corporation	Washington

Angiotech Pharmaceuticals, Inc.	Corporation	British Columbia

American Medical Instruments Holdings, Inc.	Corporation	Delaware

Angiotech America, Inc.	Corporation	Illinois

Angiotech BioCoatings Corp.	Corporation	New York

Angiotech International Holdings, Corp.	Corporation	Nova Scotia

B.G. Sulzle, Inc.	Corporation	Delaware

Manan Medical Products, Inc.	Corporation	Delaware

Medical Device Technologies, Inc.	Corporation	Delaware

Quill Medical, Inc.	Corporation	Delaware

Surgical Specialties Corporation	Corporation	Delaware

2. Securities Act Exemption Available.

In accordance with the terms of the Offering Memorandum and Consent Solicitation Statement dated July 3, 2012, and the Letter of Transmittal and Consent dated July 3, 2012, attached hereto as Exhibits T3E-1 and T3E-2, respectively, the offering by Angiotech Pharmaceuticals, Inc. (the “Parent”) to exchange up to $200,000,000 in aggregate principal amount of the Parent’s Senior Floating Rate Notes due 2013 (the “Existing Notes”) for 9% Senior Notes due 2016 (the “New Notes”) issued by Angiotech Pharmaceuticals (US) Inc. (the “Issuer”) (the “Exchange Offer”) is being conducted in reliance on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”).

Section 3(a)(9) provides an exemption from registration when an issuer issues new securities in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same obligors, (ii) the exchange offer is made only to existing security holders, (iii) no compensation is paid for solicitation in connection with the exchange offer and (iv) no cash or property other than the securities to be exchanged may be required to be paid by security holders to participate in the exchange offer.

The Existing Notes were issued by the Parent and fully and unconditionally guaranteed by the Issuer. The Issuer, a wholly-owned subsidiary of the Parent, will issue the New Notes to be exchanged by the Parent for the Existing Notes, and the Parent will fully and unconditionally guarantee the New Notes. Accordingly, the Parent, as issuer of the Existing Notes, and the Issuer, as issuer of the New Notes, were both obligors under, and issuers of, the Existing Notes or related guarantees, and will be obligors under, and issuers of, the New Notes or related guarantees. The Exchange Offer will be made only to existing holders of the Existing Notes. No commission or other remuneration has been or will be paid, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses of the Issuer’s legal advisors, customary fees and expenses paid to the trustee under the Indenture to be qualified, customary fees and expenses paid to an exchange agent for the transaction, customary fees and expenses paid to an information agent for the transaction, and a customary financial advisor services fee and customary expenses to Houlihan Lokey Capital, Inc. (the “Financial Advisor”) for financial advisory services rendered in connection with the Exchange Offer. The Financial Advisor will assist with the analysis, structuring and effecting of the Exchange Offer but will not solicit any holder or make any recommendation to any holder in connection with the Exchange Offer. The fee payable to the Financial Advisor does not depend on the closing of the Exchange Offer or the amount of any securities to be exchanged. Regular employees of the Parent, who will not receive additional compensation, may provide information concerning the Exchange Offer. No cash or property other than surrender of the Existing Notes to be exchanged will be required to be paid by the holders of the Existing Notes to participate in the Exchange Offer.

After the closing of the Exchange Offer and pursuant to the Indenture governing the New Notes (the “New Notes Indenture”), the Issuer may issue additional amounts of New Notes in one or more private placements up to a maximum, including New Notes issued pursuant to the Exchange Offer, of $225 million in aggregate principal amount of New Notes (the “Private Placement”) to qualified institutional buyers. The Issuer expects that any such Private Placement will be exempt from registration pursuant to Section 4(2) of the Securities Act. The Issuer may also from time to time issue additional New Notes to the extent permitted by the terms of the New Notes Indenture and applicable law.

AFFILIATIONS

3. Affiliates.

Please see Exhibit 25.2 attached hereto for an organizational chart indicating the affiliations of the Issuer and the Guarantors denoted on the cover page of this Application (collectively, the “Applicants”). All of the Applicants are affiliates of each other.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The address for each of the officers listed below is: 1618 Station Street, Vancouver, BC, Canada, V6A 1B6.

Angiotech Pharmaceuticals (US), Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Angiotech Pharmaceuticals, Inc.

Name	Office

Donald M. Casey Jr.	Director

Kurt M. Cellar	Director, Co-Chairman

Jeffrey D. Goldberg	Director, Co-Chairman

Bradley S. Karro	Director

Omar Vaishnavi	Director

K. Thomas Bailey	Chief Executive Officer & President

Steven Bryant	Executive Vice President, Sales & Marketing

Victor Diaz	Executive Vice President, Manufacturing Operation & Supply Chain

Tammy Neske	Chief Business Officer and Corporate Secretary

Angiotech Pharmaceuticals, Inc.

Name	Office

Jay Dent	Senior Vice President, Finance

Hugues Sachot	Vice President, International Sales

Vojna Andrle	Senior Vice President, Quality Assurance & Regional Activities

American Medical Instruments Holdings, Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Angiotech America, Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Angiotech BioCoatings Corp.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Angiotech International Holdings, Corp.

Name	Office

Jay Dent	Director

Jay Dent	President

Jay Dent	Treasurer

Jay Dent	Secretary

B.G. Sulzle, Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Manan Medical Products, Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Medical Device Technologies, Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

Medical Device Technologies, Inc.

Name	Office

K. Thomas Bailey	Secretary

Quill Medical, Inc.

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

Surgical Specialties Corporation

Name	Office

K. Thomas Bailey	Director

K. Thomas Bailey	President

K. Thomas Bailey	Treasurer

K. Thomas Bailey	Secretary

5. Principal Owners of Voting Securities.

The principal voting securities for each Applicant are set forth in the table below. Unless otherwise indicated, the address for each of the owners of voting securities listed below is: 1618 Station Street, Vancouver, BC, Canada, V6A 1B6.

Applicant	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Capital Stock

Angiotech Pharmaceuticals (US), Inc.	Angiotech Pharmaceuticals, Inc.	Common Stock	501	100%

		Series A Preferred Stock	265,193,750	100%

Applicant	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Capital Stock

Angiotech Pharmaceuticals, Inc.	JP Morgan Clearing Corp. One Metrotech Center North 4th Floor Brooklyn, NY 11201	Common Stock	3,687,950	29.4%

	Jefferies & Company Inc. Harborside Financial Centre 34 Exchange Place Plaza III Suite 705 Jersey City, NJ 07302	Common Stock	1,547,750	12.3%

	Courage Special Situations Master Fund LP 4400 Harding Road Suite 503 Nashville, TN 37205	Common Stock	1,395,204	11.1%

American Medical Instruments Holdings, Inc.	Angiotech Pharmaceuticals (US), Inc.	Common Stock	1,000	100%

Angiotech America, Inc.	Angiotech Pharmaceuticals (US), Inc.	Common Stock	100	100%

Angiotech BioCoatings Corp.	Angiotech Pharmaceuticals (US), Inc.	Common Stock	200	100%

Angiotech International Holdings, Corp.	Angiotech Pharmaceuticals, Inc.	Common Stock	1,000,006	100%

B.G. Sulzle, Inc.	American Medical Instruments Holdings, Inc.	Common Stock	1,000	100%

Manan Medical Products, Inc.	American Medical Instruments Holdings, Inc.	Common Stock	1,000	100%

Medical Device Technologies, Inc.	American Medical Instruments Holdings, Inc.	Common Stock	1,000	100%

Quill Medical, Inc.	Angiotech Pharmaceuticals (US), Inc.	Common Stock	100	100%

Surgical Specialties Corporation	American Medical Instruments Holdings, Inc.	Common Stock	1,000	100%

UNDERWRITERS

6. Underwriters.

(a)	No person has, within the three years prior to the date of filing of this Application, acted as an underwriter of any securities of any of the Applicants that are outstanding as of the filing of this Application.

(b)	The Issuer does not propose to make use of an underwriter for the issuance of the New Notes.

CAPITAL SECURITIES

7. Capitalization.

(a)	The table below sets forth the securities of each Applicant as of July 2, 2012.

Applicant	Title of Class	Amount Authorized	Amount Outstanding

Angiotech Pharmaceuticals (US), Inc.	Common Stock	5,000	501

	Class B Common Stock	5,000	0

	Series A Preferred Stock	300,000,000	265,193,750

Angiotech Pharmaceuticals, Inc.	Common Stock	N/A	12,526,702

	Senior Secured Floating Rate Notes due 2013	$325,000,000 in aggregate principal amount	$325,000,000 in aggregate principal amount

American Medical Instruments Holdings, Inc.	Common Stock	22,000	1,000

	Preferred Stock	3,000	0

Angiotech America, Inc.	Common Stock	100	100

Angiotech BioCoatings Corp.	Common Stock	200	200

Angiotech International Holdings, Corp.	Common Stock	100,000,000	1,000,006

B.G. Sulzle, Inc.	Common Stock	1,000	1,000

Manan Medical Products, Inc.	Common Stock	1,000	1,000

Medical Device Technologies, Inc.	Common Stock	1,000	1,000

Quill Medical, Inc.	Common Stock	100	100

Surgical Specialties Corporation	Common Stock	1,000	1,000

(b)	Each of the voting securities listed above entitles its holder to one vote on all matters to be voted upon by stockholders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.2

(a)	Events of Default; Withholding of Notice. The New Notes Indenture will contain customary covenants, which are generally the same as those in the indenture governing the Existing Notes. These include: payment of principal and interest when due, but with a new fixed rate of 9% on the New Notes replacing the floating interest rate of the Existing Notes, and a 1% default interest rate on overdue principal and interest in the Existing Notes increasing to 2% default interest on overdue principal and interest in the New Notes; financial reports to holders within time periods specified by the Securities and Exchange Commission; delivery of certificates indicating compliance with the Indenture; and certain limitations on transactions with affiliates, additional debt, restricted payments, dividends, asset sales, liens, restrictive contracts by subsidiaries, and mergers and consolidations. Any failure to observe any of the covenants in the New Notes Indenture, taking into account any applicable grace period, constitutes an event of default. In addition, the New Notes Indenture will contain other customary events of default, including the entry of a judgment exceeding $10 million against the Issuer or any of the Guarantors, a bankruptcy filing of the Issuer or certain of its subsidiaries, and certain defaults under any other debt instrument of the Issuer or certain of its subsidiaries.

The trustee will, within 90 days after becoming aware of any default, give the holders of the New Notes notice of all uncured defaults known to it; provided, however, that except in the case of an event of default with respect

[2]	For more information on the New Notes Indenture, please refer to the Description of New Notes contained in the Offering Memorandum and Consent Solicitation Statement attached hereto as Exhibit T3E-1.

to nonpayment of principal, premium or interest on the New Notes, the trustee will be protected in withholding such notice if, and so long as, a committee of officers of the trustee responsible for administration of the New Notes Indenture or otherwise familiar with such Indenture in good faith determines that the withholding of such notice is in the interest of the holders of the New Notes.

(b)	Authentication and Delivery; Use of Proceeds. The New Notes will be signed by two officers of the Issuer. No New Note will be entitled to any benefit under the New Notes Indenture unless it bears a certificate of authentication executed by the trustee in manual signature. The trustee may appoint an authenticating agent reasonably acceptable to the Issuer. The New Notes will be issuable only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000.

The exchange of New Notes for the Existing Notes pursuant to the Exchange Offer will not produce immediate proceeds for use by the Issuer. Any net proceeds from the issuance of New Notes pursuant to the Private Placement will be used to redeem outstanding Existing Notes at a price equal to par, plus accrued and unpaid interest.

(c)	Release and Substitution of Property Subject to Lien. The New Notes will have second priority liens on substantially all of the assets of the Issuer and the Guarantors other than such assets as are excluded from the first priority lien securing the term loan (the “Credit Facility”) pursuant to the Credit Agreement dated as of May 12, 2011 among the Parent, the subsidiaries of Parent identified therein, the Lenders that are signatories thereto, and Wells Fargo Capital Finance, LLC, as Arranger and Administrative Agent. The collateral for the New Notes will be the same as the collateral for the Credit Facility.

(d)	Satisfaction and Discharge. The Issuer may terminate its obligations and those of the Guarantors under the New Notes if all the New Notes that have been authenticated and delivered have been delivered to the trustee for cancellation, or if all New Notes not delivered to the trustee for cancellation otherwise have become due and payable or have been called for redemption and the Issuer has irrevocably deposited with the trustee trust funds in an amount sufficient to pay and discharge the entire indebtedness on such New Notes. In addition, the Issuer must deliver an Officers’ Certificate and opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with. However, certain obligations of the Issuer survive such discharge, including the obligations of the Issuer and the Guarantors to pay the trustee’s service fees and to indemnify the trustee for certain costs relating to its duties under the Indenture.

(e)

Evidence Required to Be Furnished for Compliance. The Issuer will be obligated under the New Notes Indenture to deliver to the trustee, within 90 days of the end of each fiscal year, an Officers’ Certificate stating that a review of the Issuer and certain of its subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuer and the Guarantors have kept, observed, performed and fulfilled their obligations under the New Notes Indenture, and further stating, as to each Officer signing such certificate, that, to the best of his or her knowledge, the Issuer has kept, observed, performed and fulfilled each covenant contained in the New Notes Indenture and is not in default in the performance or observance of any of the terms, provisions or conditions thereof and that, to the best of his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited, or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto.

9. Other Obligors.

There are no other obligors upon the New Notes apart from the Applicants.

*        *        *

Contents of Application. This Application comprises:

(a)	Pages numbered 1 to 17, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the Indenture to be qualified included as Exhibit 25.1 hereto.

(c)	The following exhibits:

Exhibit Number	Description

Exhibit T3A-1	Amended and Restated Articles of Angiotech Pharmaceuticals (US), Inc.

Exhibit T3A-2	Certificate of Incorporation of Angiotech Pharmaceuticals, Inc.

Exhibit T3A-3	Amended and Restated Certificate of Incorporation of American Medical Instruments Holdings, Inc.

Exhibit T3A-4	Articles of Incorporation of Angiotech America, Inc.

Exhibit T3A-5	Restated Certificate of Incorporation of Angiotech BioCoatings Corp.

Exhibit T3A-6	Certificate of Amalgamation of Angiotech International Holdings, Corp.

Exhibit T3A-7	Certificate of Incorporation of B.G. Sulzle, Inc.

Exhibit Number	Description

Exhibit T3A-8	Amended and Restated Certificate of Incorporation of Manan Medical Products, Inc.

Exhibit T3A-9	Certificate of Incorporation of Medical Device Technologies, Inc.

Exhibit T3A-10	Restated Certificate of Incorporation of Quill Medical, Inc.

Exhibit T3A-11	Certificate of Incorporation of Surgical Specialties Corporation.

Exhibit T3B-1	Bylaws of Angiotech Pharmaceuticals (US), Inc.

Exhibit T3B-2	Articles of Angiotech Pharmaceuticals, Inc.

Exhibit T3B-3	Amended and Restated By-laws of American Medical Instruments Holdings, Inc.

Exhibit T3B-4	By-laws of Angiotech America, Inc.

Exhibit T3B-5	By-laws of Angiotech BioCoatings Corp.

Exhibit T3B-6	Order of Amalgamation of Angiotech International Holdings, Corp.

Exhibit T3B-7	By-laws of B.G. Sulzle, Inc.

Exhibit T3B-8	Amended and Restated By-laws of Manan Medical Products, Inc.

Exhibit T3B-9	By-laws of Medical Device Technologies, Inc.

Exhibit T3B-10	Bylaws of Quill Medical, Inc.

Exhibit T3B-11	By-laws of Surgical Specialties Corporation.

Exhibit T3C	Form of Indenture for the New Notes.*

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Memorandum and Consent Solicitation Statement dated July 3, 2012.

Exhibit T3E-2	Letter of Transmittal and Consent dated July 3, 2012.

Exhibit T3E-3	Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and other Nominees dated July 3, 2012.

Exhibit T3E-4	Letter to Clients dated July 3, 2012.

Exhibit T3E-5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Exhibit Number	Description

Exhibit T3F	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.*

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1.

Exhibit 25.2	Organizational Chart of Angiotech Pharmaceuticals, Inc.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, the Applicants have duly caused this Application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on the 3rd day of July, 2012.

ANGIOTECH PHARMACEUTICALS (US), INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH PHARMACEUTICALS, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	Chief Executive Officer & President

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH AMERICA, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH BIOCOATINGS CORP.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH INTERNATIONAL HOLDINGS, CORP.

By:	/s/ Jay Dent
Name:	Jay Dent
Title:	President

B.G. SULZLE, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

MANAN MEDICAL PRODUCTS, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

MEDICAL DEVICE TECHNOLOGIES, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

QUILL MEDICAL, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

SURGICAL SPECIALTIES CORPORATION

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

Attest:	/s/ Tammy Neske
Name:	Tammy Neske
Title:	Chief Business Officer